Willis Lease Finance Corporation 773 San Marin Drive, Suite 2215 Novato, CA 94998 (415) 408-4700 Phone (415) 408-4701 Fax www.willislease.com

September 14, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:                          Willis Lease Finance Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 7, 2012

Form 10-Q for the Period Ended June 30, 2012

Filed August 7, 2012

Response dated August 13, 2012

File No. 1-15369

Dear Mr. Decker:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated August 30, 2012.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 50

1.                                      We note your response to comment four from our letter dated June 29, 2012. You indicate that you classified the changes in restricted cash, maintenance reserve and security deposits within cash flows from operating activities based on the fact that the cash flows associated with your monthly lease payments, maintenance reserves and security deposits are predominantly operating in nature as they are directly related to your core revenue generating activity, leasing equipment and the maintenance of your operating assets. We have the following comments in this regard:

•                  We believe that maintenance reserve payments that are subject to return and security deposits made by your lessees are sufficiently different than monthly lease payments that are an operating activity that enters into the determination of net income. Please provide us with the latest five years and interim to date activity for your maintenance reserve account and security deposit accounts and address what percent of payments received each period is returned to the lessee and what percent is recognized as revenue. In this regard, please address the reasons for the $27,972 revenues recognized in 2009. To the extent a majority of the maintenance reserve payments and security deposits are returned to your lessees, please reassess your basis for reflecting these activities within operating cash flows. In this regard, based on the activity reflected in your security deposit account for the last three fiscal years, it does not appear that you have recognized any revenue related to security deposits;

Response:

Maintenance Reserves

Typically, our lessees pay rent monthly, with a portion of this rent representing contingent rent in the form of periodic fees (“use fees” or “maintenance reserves”), which are designed to cover the expected maintenance cost of the leased engine. Use fees paid under short term leases, which are typically for periods of less than one year, are non-reimbursable to the lessee. For these leases, the lessee has no claim to the maintenance reserves paid to us throughout the term of the lease and use fees are recognized in revenue as maintenance reserve revenue as they are billed on a monthly basis. Cash flows related to use fees for short term non-reimbursable leases are therefore presented as cash flows from operating activities in the consolidated statements of cash flows. As indicated in the table below, this is the predominant component of maintenance reserve revenue included in our consolidated statements of income.

The table below provides the breakdown of maintenance reserve revenue generated from short term and long term leases for 2007 – 2011 and the first two quarters of 2012 (all amounts presented in 000’s).

	2012 YTD (6/30/12)	2011	2010	2009	2008	2007

Maintenance reserve revenue
Short term leases	16,961	34,339	25,623	18,077	20,041	17,916
Long term leases	1,054	4,822	9,153	27,972	13,675	10,253
Total	18,015	39,161	34,776	46,049	33,716	28,169

Use fees paid under long term leases (typically for periods greater than one year) are generally reimbursable to the lessee if and when they make specifically defined maintenance expenditures on our leased engines during the life of the lease. Use fees that are available for the defined maintenance expenditures are included in maintenance reserve liability until they are paid to the lessee as reimbursement for a qualified maintenance activity or are included in maintenance reserve revenue upon return of the leased engine at lease termination.

The following table provides a more detailed breakdown of the activity in our maintenance reserve liability account for 2007 – 2011 and the first two quarters of 2012 (all amounts presented in 000’s) than in our earlier submission.

	2012 YTD (6/30/12)	2011	2010	2009	2008	2007

Maintenance Reserves Beginning Balance	54,509	50,442	46,752	49,158	49,481	36,628

Cash Inflows from lessees	12,516	18,391	19,521	28,998	22,288	25,846

Cash Outflows: Returned to lessee (1)	—	—	—	—	—	(2,453)
Funded lease asset shop visit costs	(4,209)	(6,564)	(3,236)	(3,432)	(7,774)	(287)
Paid to third party purchasers (2)	—	(2,939)	(3,441)	—	(1,163)	—
	(4,209)	(9,502)	(6,678)	(3,432)	(8,936)	(2,740)

Maintenance reserve revenue recognized	(1,054)	(4,822)	(9,153)	(27,972)	(13,675)	(10,253)
Net Change - Operating Activities	7,253	4,067	3,690	(2,406)	(323)	12,853

Ending Balance	61,762	54,509	50,442	46,752	49,158	49,481

Footnotes:

(1) In 2007, $2,453 was returned to lessees at the termination of leases. In all other periods, the use fees were utilized to fund shop visit costs for the engines during the life of the lease or were recognized as maintenance reserve revenue upon lease termination.

(2) Periodically, we sell engines to third parties for which leases are in place. In these cases, the accumulated maintenance reserves received under the lease from the current lessee are paid to the third party acquirer of the engine, who retains the obligation to reimburse the lessee for specifically defined maintenance expenditures during the remaining life of the lease. Engine sales with maintenance reserves occurred in 2011, 2010, and 2008.

In 2009, $27,972 of maintenance reserve revenue was recognized related to maintenance reserve cash collected for a number of long term reimbursable leases which, upon the termination of the leases, was retained by us under the lease provisions.

As shown in the table above, in all annual periods presented, other than 2011 and 2012 year-to-date, a majority of the reductions in the maintenance reserve liability have been recognized as revenue, with a substantial portion of the remaining reductions representing payments for maintenance for our leased engines. As both revenue and maintenance of engines are activities required to operate our business, we classified these activities as operating activities in our statement of cash flows.

Security Deposits

Under some of our leases, lessees pay security deposits that are held until the end of the lease, at which time provided lease return conditions have been met and all amounts have been paid under the lease, the deposit may be returned to the lessee. To the extent lease return conditions are not met or amounts remain owed under the lease, these deposits may be retained by us. The table below provides a more detailed breakdown of the activity in our security deposit account for 2007 – 2011 and the first two quarters of 2012 (all amounts presented in 000’s).

As noted below, historically approximately 52% of security deposits collected on average are retained by us and applied to the outstanding amounts owed by lessees (aggregate % for all periods presented). Cash flows related to security deposits are therefore presented as cash flows from operating activities in the consolidated statements of cash flows.

	2012 YTD (6/30/12)	2011	2010	2009	2008	2007	Total
Security Deposits Beginning Balance	6,278	5,726	5,481	5,179	5,890	4,848

Cash Inflows from lessees	1,291	1,859	1,883	2,369	2,363	4,408
Cash Outflows
Offset amounts owed	(872)	(693)	(626)	(939)	(1,220)	(2,177)	(6,526)
Returned to lessee	(124)	(614)	(1,012)	(1,129)	(1,853)	(1,190)	(5,923)
Total Outflows	(997)	(1,307)	(1,638)	(2,067)	(3,073)	(3,367)	(12,449)

Net Change - Operating Activities	295	552	245	302	(710)	1,041

Ending Balance	6,572	6,278	5,726	5,481	5,179	5,890

Offset amounts owed	88%	53%	38%	45%	40%	65%	52%

Returned to lessee	12%	47%	62%	55%	60%	35%	48%

•                  Please address the appropriateness of reflecting engine sales proceeds and new debt borrowings as cash inflows of restricted cash within operating activities. Please confirm that these cash inflows are appropriately reflected as cash inflows within your investing and financing activities in your consolidated statements of cash flows;

Response:

We believe that engine sales proceeds should be reflected in investing activities and cash flows from new debt borrowings should be reflected in financing activities, not operating activities. We confirm that cash inflows from engine sales and new debt borrowings are reflected as cash inflows from investing and financing activities, respectively, in our consolidated statements of cash flows.

•                  Please address the appropriateness of reflecting debt payments as an outflow of restricted cash within operating activities. Please confirm that these cash outflows are appropriately reflected within cash outflows within your financing activities in your consolidated statements of cash flows; and

Response:

We believe that cash outflows for debt payments should be reflected in financing activities. We confirm that cash outflows from debt payments are reflected as cash outflows from financing activities in our consolidated statements of cash flows.

•                  With regard to your restricted cash — investing activities, please confirm that the cash outflows for the asset purchases are included in your purchase of equipment held for operating lease and/or purchase of property, equipment and furnishings within your investing activities in your consolidated statements of cash flows.

Response:

We confirm that cash outflows for asset purchases included in our purchase of equipment held for lease and purchases of property, equipment and furnishings are reflected as cash outflows from investing activities in our consolidated statements of cash flows.

* * *

As you requested, this letter constitutes a statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any questions or further comments, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation